8827 W. Sam Houston Parkway N., Suite 100 • Houston, Texas 77040 281.517-5000 • Fax 281.517.5001

March 31, 2009

Mr. Donald F. Delaney
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street N.E.
Washington DC 20549-3720

RE:	Deep Down, Inc. Form 10-KSB for Fiscal Year Ended December 31, 2007 Filed April 1, 2008 Response Letters dated February 26, 2009 and December 3, 2008 File No. 000-30351

Dear Mr. Delaney:

On behalf of Deep Down, Inc. (“Deep Down”), please consider this letter our formal response to your letter dated February 26, 2009 regarding our above-identified Form 10-KSB for the fiscal year ended December 31, 2007 filed with the Commission on April 1, 2008.  We will address each of your comments in the order presented and, for your convenience we have placed your comments in italics before our response and included our amended Form 10-K disclosure(s) where applicable.

Form 10-K/A4 for the Fiscal Year Ended December 31, 2007 (from letter response dated February 26, 2009)

Financial Statements, page F-1

1.
We read your response to prior comment 4, and note you acknowledge that Deep Down, Inc. is the predecessor company, and that you inappropriately excluded the related predecessor company financial statements, for the period January 1, 2006 through November 20, 2006.  We further note that you request the staff allow you to omit audited financial statements of the predecessor company from your 2007 10-KSB and a registration statement on S-1. These financial statements are required by those Forms and Rule 310 of Regulation S-B.

We will not waive the requirements of Form 10-KSB and Form S-1.  However, if you are unable to file the audited financials statements of the acquired predecessor company for the period from January 1, 2006 through November 20, 2006 required by the Form (notwithstanding this Division’s prior practice), please understand that we generally do not grant formal “no enforcement action” positions with respect to a company’s filing deficiencies (or delinquencies).  Since you did not file the required financial statements within the time period provided by the Forms, we will not consider them to have been timely filed for the purposes of Form S-3.

Further, until you file audited financial statements of the acquired predecessor company for the period from  January 1, 2006 through November 20, 2006 required under Rule 310(a) of Regulation S-B, we will not declare effective any registration statements or post-effective amendments.

In addition, you should not make offerings under effective registration statements or under Rules 505 and 506 of Regulation D where any purchasers are not accredited investors under Rule 501(a) of that Regulation, until you file the required financial statements.  This restriction does not apply to:

(a)	offerings or sales of securities upon the conversion of outstanding convertible securities or upon the exercise of outstanding warrants or rights;
(b)	dividend or interest reinvestment plans;
(c)	employee benefit plans;
(d)	transactions involving secondary offerings; or
(e)	sales of securities under Rule 144.

Response:                      In order to comply with the requirements of Item 310(a) of Regulation S-B (Rule 8-02 of Regulation S-X, subsequent to adopting guidance in Release 33-8760), we intend to amend our 2007 Form 10-K to include the supplemental predecessor information for the period from January 1, 2006 through November 20, 2006. We will be updating the following sections of the Form 10-K:

Item 8A. Controls and Procedures
We will change our evaluation of Disclosure Controls and Procedures to “not effective” on approximately page 26 in Item 8a in connection with this comment letter response.

Evaluation of Disclosure Controls and Procedures

We carried out an evaluation, under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, of the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)). Based upon that evaluation, our principal executive officer and principal financial officer concluded that, as of the end of the period covered in this report, our disclosure controls and procedures were not effective to ensure that information required to be disclosed in reports filed under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the required time periods and is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.  This determination was in response to the SEC comment letter received February 26, 2009, in which the SEC stated that they require that we present the audited predecessor financial statements for Deep Down, Inc. for the period from January 1, 2006 through November 20, 2006 prior to its purchase by the successor entity, in accordance with Rule 310(a) of Regulation S-B.  We have supplemented this Form 10-K/A with this required information.

Consolidated Financial Statements
We will present the following predecessor statements for the period from January 1, 2006 to November 20, 2006: Statements of Operations, Statements of Cash Flows and Statements of Changes in Stockholders’ Equity. Additionally, we will include the additional required footnote disclosures in Notes 1 and 14 to the Consolidated Financial Statements on pages F-9 and F-30, respectively.

Deep Down, Inc.
Consolidated Statements of Operations

	Successor	Successor	Predecessor
	Company	Company	Company

	Year Ended December 31, 2007	Period since inception, June 29, 2006 to December 31, 2006 (1)	For the 324-Day Period from January 1, 2006 to November 20, 2006

Revenues
Contract revenue	$15,652,848	$978,047	$7,843,102
Rental revenue	3,736,882	-	-
Total revenues	19,389,730	978,047	7,843,102

Cost of sales	13,020,369	565,700	4,589,699
Gross profit	6,369,361	412,347	3,253,403

Operating expenses:
Selling, general & administrative	4,284,553	3,600,627	2,115,947
Depreciation	426,964	27,161	139,307

Total operating expenses	4,711,517	3,627,788	2,255,254

Operating income (loss)	1,657,844	(3,215,441)	998,149

Other income (expense):
Gain on debt extinguishment	2,000,000	-	-
Interest income	94,487	-	-
Interest expense	(2,430,149)	(62,126)	(141,130)
Total other income (expense)	(335,662)	(62,126)	(141,130)

Income (loss) from continuing operations	1,322,182	(3,277,567)	857,019
Income tax provision	(369,673)	(22,250)	-
Net income (loss)	$952,509	$(3,299,817)	$857,019

Basic earnings (loss) per share	$0.01	$(0.04)
Weighted average common shares outstanding	73,917,190	76,701,659

Diluted earnings (loss) per share	$0.01	$(0.04)
Weighted average common shares outstanding	104,349,455	76,701,569

(1) Consistent with the provisions of FAS 141 regarding Business Combinations, this column contains the operating results of SubSea Acquisition Corporation ("Subsea") since its inception on June 29, 2006, plus the operating results of Deep Down, Inc. from November 21, 2006, its acquisition date by Subsea.

Deep Down, Inc. and Subsea subsequently completed a parent subsidiary merger with its parent assuming the name Deep Down, Inc.

Deep Down, Inc.
Statements of Changes in Stockholders' Equity

					Additional
	Common Stock		Series C Preferred Stock		Paid-in	Accumulated
	Shares	Amount	Shares	Amount	Capital	Deficit	Total
Balance at December 31, 2005 (Predecessor)	1,000	$201,000	-	$-	$37,430	$693,951	$932,381
Contribution to capital - Juma gain	-				191,766		191,766
Distribution of capital - Juma	-					(492,406)	(492,406)
Distributions of capital						(557,502)	(557,502)
Net income						857,019	857,019
Balance November 21, 2006 (Predecessor)	1,000	201,000	-	-	229,196	501,062	931,258

Purchase accounting	(1,000)	(201,000)			(229,196)	(501,062)	(931,258)
Purchase by Subsea	9,999,999	100					100
Exchange shares by DDI	(9,999,999)						-
Exchange adjustment	75,000,000	749,900			(749,900)		-
Reclassification of par value (a)		(675,000)			675,000		-
Balance at June 29, 2006 (inception) (Successor)	75,000,000	75,000	-	-	(74,900)	-	100

Reverse merger with MediQuip	7,870,171	7,870	22,000	22	(7,892)	-	-
Net loss	-	-	-	-	-	(3,299,817)	(3,299,817)

Balance at December 31, 2006 (Successor)	82,870,171	82,870	22,000	22	(82,792)	(3,299,817)	(3,299,717)

Net income	-	-	-	-	-	952,509	952,509
Shares repurchased	(25,000,000)	(25,000)			(225,000)		(250,000)
Redemption of Preferred	3,463,592	3,464			3,840,314		3,843,778
Redemption of Preferred C	4,400,000	4,400	(22,000)	(22)	(4,378)		-
Stock issued for debt payment	543,689	544			559,456		560,000
Stock issued for acquisition of a business	6,574,074	6,574			4,989,723		4,996,297
Private Placement offering	13,125,000	13,125			3,946,875		3,960,000
Stock based compensation	-	-			187,394		187,394
Debt discount					1,638,255		1,638,255

Balance at December 31, 2007 (Successor)	85,976,526	$85,977	-	$-	$14,849,847	$(2,347,308)	$12,588,516

(a)	Shares were stated at par value of $0.01 in error. The correct par value of $0.001 has been reclassified with offset to additional paid-in capital.

Deep Down, Inc.
Consolidated Statements of Cash Flows

	Successor	Successor	Predecessor
	Company	Company	Company

	Year Ended December 31, 2007	Period since inception, June 29, 2006 to December 31, 2006	For the 324-Day Period from January 1, 2006 to November 20, 2006
Cash flows from operating activities:

Net income (loss)	$952,509	$(3,299,817)	$857,019
Adjustments to reconcile net income to net cash used in
operating activities:
Gain on extinguishment of debt	(2,000,000)
Non-cash amortization of debt discount	1,780,922	48,179	-
Non-cash amortization of deferred financing costs	54,016	-	-
Share-based compensation	187,394	3,340,792	-
Allowance for doubtful accounts	108,398	-	75,880
Depreciation and amortization	426,964	27,163	139,307
Gain on disposal of equipment	24,336	-	-
Changes in assets and liabilities:
Lease receivable	(863,000)	-	-
Accounts receivable	(4,388,146)	(251,001)	(166,724)
Prepaid expenses and other current assets	(54,310)	23,335	34,469
Inventory	(502,253)	-	238
Work in progress	246,278	(90,326)	(826,159)
Accounts payable and accrued liabilities	1,022,726	145,433	255,243
Deferred revenue	(1,970)	-	190,000
Net cash used in operating activities	$(3,006,136)	$(56,242)	$559,273
Cash flows used in investing activities:
Cash acquired in acquisiion of a business	261,867	101,497	-
Cash paid for third party debt	(432,475)	-	-
Cash received from sale of ElectroWave receivables	261,068	-	-
Cash paid for final acquisition costs	(242,924)	-	-
Purchases of equipment	(830,965)	-	(360,978)
Proceeds from sale of land and building	-	-	78,419
Restricted cash	(375,000)	-	-
Net cash used in investing activities	$(1,358,429)	$101,497	$(282,559)
Cash flows from financing activities:
Payment for cancellation of common stock	(250,000)	-	-
Distributions of capital	-	-	(557,502)
Redemption of preferred stock	(250,000)	-	-
Proceeds from sale of common stock, net of expenses	3,960,000	-	-
Proceeds from sales-type lease	276,000	-	-
Borrowings on debt - related party	150,000	-	-
Payments on debt - related party	(150,000)	-	-
Borrowings on long-term debt	6,204,779	-	512,212
Payments of long-term debt	(2,760,258)	(32,893)	(212,091)
Borrowings on line of credit	-	-	950,004
Payments on line of credit	-	-	(1,000,004)
Deferred financing fees	(442,198)	-	-
Prepaid points	(180,000)	-	-
Net cash provided by financing activities	$6,558,323	$(32,893)	$(307,381)
Change in cash and equivalents	2,193,758	12,362	(30,667)
Cash and cash equivalents, beginning of period	12,462	100	132,264
Cash and cash equivalents, end of period	$2,206,220	$12,462	$101,597

Footnote disclosures:
Note 1:                     Nature of Business

Consistent with the provisions of SFAS 141 “Business Combinations,” the successor company financial statements contain the operating results of Subsea since its inception on June 29, 2006, plus the operating results of Deep Down, Inc. from November 21, 2006 (its acquisition date by Subsea.) The predecessor company’s financial statements are presented in accordance with Rule 310(a) of Regulation S-B, and contain the operating results of Deep Down, Inc. from January 1, 2006 to November 20, 2006. Per Rule 405 of Regulation C, the term “predecessor” means a person the major portion of the business and assets of which another person acquired in a single succession, or in a series of related successions in each of which the acquiring person acquired the major portion of the business and assets of the acquired person.

Note 14:                      Predecessor Company Financial Statements

Basis of Presentation

Deep Down has presented the supplemental audited predecessor company’s financial statements for Deep Down, Inc., a Delaware corporation ("Deep Down Delaware,") for the period from January 1, 2006 through November 20, 2006, in accordance with Rule 310(a) of Regulation S-B.  Per Rule 405 of Regulation C, the definition of a “predecessor” is a person the major portion of the business and assets of which another person acquired in a single succession, or in a series of related successions in each of which the acquiring person acquired the major portion of the business and assets of the acquired person. On June 29, 2006, Subsea was formed by three shareholders with the intent to acquire offshore energy service providers. On November 21, 2006, Subsea acquired Deep Down Delaware, a Sub chapter S corporation founded in 1997. Under the terms of this transaction, all of Deep Down Delaware’s shareholders transferred ownership of all of Deep Down Delaware's common stock to Subsea in exchange for 5,000 shares of Subsea’s Series D preferred stock and 5,000 shares of Subsea’s Series E preferred stock resulting in Deep Down Delaware becoming a wholly-owned subsidiary of Subsea. On the same day, Subsea then merged with Deep Down Delaware, with the surviving company operating as Deep Down Delaware. Each share of common stock of Subsea was converted into 3,333.33 shares of common stock of Deep Down Delaware; and each share of preferred stock of Subsea was converted into one share of the identical series of preferred stock of Deep Down Delaware. This transaction was accounted for as a purchase, with Subsea being the accounting acquirer based on a change in voting control. Consistent with the provisions of SFAS 141 “Business Combinations,” the successor company’s financial statements contain the operating results of Subsea since its inception on June 29, 2006, plus the operating results of Deep Down Delaware from November 21, 2006 (its acquisition date by Subsea).

Significant Accounting Policies

See Note 1 for a description of significant accounting policies followed by the predecessor entity.

Concentrations

Deep Down Delaware maintained cash balances with several banks. Accounts at each institution were insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. At November 20, 2006, Deep Down Delaware had uninsured cash balances approximating $1,597.

For the period from January 1, 2006 to November 20, 2006, Deep Down Delaware’s four largest customers accounted for 16%, 12%, 10% and 5% of total revenues.

Sale-Leaseback

In September 2006, Deep Down Delaware sold to and leased back from JUMA, LLC its building and land that serves as its primary operating facilities. Under the terms of the agreement, consideration received was in the form of $492,406 of cash and $686,463 of debt assumed, totaling $1,178,869. The consideration or sales price, net of related expenses, exceeded the net book value of the land and buildings by $191,766. This amount was recorded as a contribution to capital on Deep Down Delaware’s balance sheet due to the related party nature (See Related Party Footnote Note 11) of the transaction. The related lease calls for 60 monthly payments of $11,000. The lessee is responsible for maintenance, insurance and property taxes.

Capital Resources and Liquidity

Management of Deep Down Delaware established an allowance for uncollectible accounts of $80,515 as of November 20, 2006. Bad debt expense totaled $75,880 for the period from January 1, 2006 to November 20, 2006.  Depreciation expense on fixed assets totaled $139,307, and cash totaling $360,978 was used for purchase of fixed assets.

During the period from January 1, 2006 to November 20, 2006, Deep Down Delaware entered into a new loan agreement with a bank and received gross proceeds of $496,800. Such proceeds were used for working capital and to repay existing debt balances.  Deep Down Delaware was required to make monthly principal and interest payments, with a fixed interest rate of 7.5%; with the final payment due in September, 2008. A total of $212,091 was paid as principal payments on all outstanding long-term debt during the period.

Additionally, during that same period, Deep Down Delaware amended its line of credit agreement with a bank. Under the terms of the amended agreement, Deep Down, Inc. was permitted to borrow up to a maximum of the lesser of either: 80% of Deep Down Delaware’s third party receivables or $1,000,000. The line of credit was due on demand or at its maturity date of June 22, 2007. Outstanding balances accrued interest at a rate of prime (8.25% at September 30, 2006) plus 1%. During the period, Deep Down Delaware borrowed $950,004 under the line of credit, and paid back the total outstanding of $1,000,004.

Distributions of $557,502 were paid to the original owners of Deep Down Delaware.

Business Overview, page 5  (From the SEC comment letter response dated December 3, 2008)

2. Please revise the disclosure in the notes to your financial statements to include the disclosure required by paragraph 26(a) of SFAS 131. Providing such disclosure in Item 1 of your filing does not meet your disclosure requirements pursuant to SFAS 131.

Response: In order to comply with paragraph 26(a), we will amend our 2007 Form 10-K for the year ended December 31, 2007, to include the following disclosure in Note 1 to the financial statements on approximately page F-9, and also change the disclosure in Item 1. Description of Business, on approximately page 5.  Additionally, we also included the disclosure requirements pursuant to SFAS 131 in our 2008 Form 10-K filed on March 16, 2009. The amended disclosure will include the following:

Segments

For the fiscal year ended December 31, 2007, the operations of Deep Down’s subsidiaries have been aggregated into a single reporting segment under the provisions of SFAS 131 “Disclosures about Segments of an Enterprise and Related Information” (“SFAS 131”). We determined that the operating segments of Delaware, ElectroWave, and Mako (as of their respective acquisition dates) may be aggregated into a single reporting segment because aggregation is consistent with the objective and basic principles of paragraph 17 of SFAS 131. While the operating segments have different product lines, they are very similar with regards to the five criteria for aggregation. They are all service-based operations revolving around our personnel’s expertise in the deep water industry, and any equipment is produced to a customer specified design and engineered using Deep Down personnel’s expertise, with installation as part of our service revenue to the customer. Additionally, the segments have similar customers and distribution methods, and their economic characteristics were similar with regard to their gross margin percentages for the fiscal year ended December 31, 2007.

Additionally, by April 30, 2009, we intend to amend our Registration Statement on Form S-1 to include our audited financial statements for the fiscal year ended December 31, 2008, subsequent to filing the same on Form 10-K on March 16, 2009.

I can be reached at (281) 517-5005 if you have any questions or would like to discuss further.

Kind Regards,

/s/ EUGENE L. BUTLER Eugene L. Butler Chief Financial Officer

cc:	Ronald E. Smith

Robert L. Sonfield, Jr.